Mail Stop 6010

January 23, 2007

Mr. Robert Freiheit
Chief Executive Officer
Paxton Energy, Inc.
2533 North Carson Street – Suite 6232
Carson City, Nevada 89706

Re: Paxton Energy, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-136399

Dear Mr. Freiheit:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Under "Pink Sheet Quotations" on page 10, you indicate that Pink Sheets has discontinued the display of quotes for your securities on pinksheets.com until such time as you have an NASD market maker and are a reporting company with the SEC. Accordingly, it is inappropriate to include Pink Sheet price information for your stock on the cover page of this prospectus. Please delete the references to the Pink Sheets.

2.   Please expand the disclosure to disclose the fixed price at which the selling shareholders will offer the shares until such time as a market develops. We will not object if you also say that if a market develops, the selling shareholders will offer the shares at prevailing market prices. You should also revise the disclosure under "Determination of the Offering Price," "Plan of Distribution" and elsewhere as may be appropriate.

Prospectus Summary – page 2

Overview – page 2

3.   Please refer to the table you added on page 2. Although the narrative disclosure preceding it states that it includes all of the wells you have participated in, we note that it does not include the McDermand well discussed in the paragraph that follows the table. Please revise it to include all of your interests.

4.   The "Status" column for the Cartwright No. 1 well states as follows: "Intermittent production; to be recompleted." Please explain what this means.

5.   Please explain what "production testing" means.

6.   The "Status" column for the Cooke No. 4 well and the Cartwright No. 2 says that the wells are "Plugged and abandoned." Please explain when and why they were plugged and abandoned.

7.   Please clarify, in the first paragraph on page 3, whether the 2,200 gross acres are on the Cooke Ranch field or adjacent to it.

8.   We have considered your response to comment 4. In it we requested that you include a brief summary of the details of your agreement(s) with Bayshore. Although the revised disclosure discusses the consideration you have paid to Bayshore to date, it does not contain the brief summary of the material provisions of your agreements with Bayshore that we requested. Instead, you included a cross reference to the "Business" section of the prospectus. Please revise the disclosure as we previously requested.

History and Corporate Information – page 3

9.   We note the revised disclosure in the first paragraph of this section. Please include the date on which the investors obtained the controlling interest in your company and the date on which Mr. Freiheit was appointed to his current positions.

Risk Factors – page 4

10.   Please refer to comment 6 in our last letter. We are unable to locate the risk factor
        addressing the limited trading in your stock. Please tell us where it is located or revise
        the registration statement to include it.

Bayshore is the source of all of our energy investments to date, so we are dependent on its ability
to select prospects and conduct exploration and, if warranted, development. – page 5

11.   In the first paragraph on page 3 you discuss an investment in a well operated by Howard
        Exploration. Please tell us whether Howard Exploration is an affiliate of Bayshore. If
        so, please revise the disclosure on page 3 to identify the relationship between Bayshore
        and Howard. If not, please revise and expand the disclosure on page 3 to discuss the
        material terms of your relationship with Howard and revise this risk factor to eliminate
        the suggestion that Bayshore is the source of all of your energy investments to date. We
        may have further comment.

Penny stock regulations may impose certain restrictions on marketability of our securities, which
may cause an investor to lose some or all of its investment. – page 6

12.   Please revise the subheading of this risk factor to eliminate the word "may" the first time
        it appears, and replace it with the word "will." Also replace the word "marketability"
        with the word "resales."

13.   Please revise the first sentence in the body of the risk factor to indicate that a penny stock
        is a stock trading at less than $5.00/share that is also not traded on an exchange. We note
        that the disclosure provided on page 11 is accurate and we suggest that you revise this
        risk factor to summarize the information you have provided there.

Certain operational hazards for which we do not maintain insurance are inherent in the
exploration, drilling, and production of oil and gas. – page 6

14.   Please explain what specific kinds of hazards are included in the term "operational
        hazards." For example, are the hazards identified in the first sentence of the risk factor
        "usual hazards?" Please clarify whether operational hazards are the same or different
        than usual hazards.

15.   Please revise the risk factor to specifically indicate what insurance, including the type
        and amount of the coverage, Bayshore is required to carry pursuant to your agreements

with them. Please also clarify whether you are an additional covered party on Bayshore's insurance policies.

16.   Please discuss the potential adverse consequences for the company and an investor if an event occurs that is not covered by Bayshore's insurance, or if the expense exceeds the coverage.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas… - page 7

17.   Discuss how your lack of proven reserves has affected ability to obtain additional capital..

We have no proved reserves, and any furuter estimates we may make of quantities of proved oil and gas reserves… - page 8

18.   Please expand the risk factor to explain when and how you will establish "proved reserves" on your properties. Also, explain what a "geological horizon" is.

Limited Market for Common Stock – page 10

19.   Please disclose the date on which the Pink Sheets stopped displaying quotes for your securities.

Management's Discussion and Analysis – page 12

Plan of Operations – page 13

20.   Please refer to your response to comment 9. The disclosure in the second paragraph on page 14 regarding your continuing obligations is still not clear. You say that you have a balance, as of the date of the prospectus, of approximately $107,000 for additional acquisitions. Please clarify whether this "balance" is a balance due or a credit. Also, it is unclear what you are trying to say in the last sentence of the second paragraph where you say that you "intend to limit increases in …oil and gas until and unless we have additional revenue from production." If you do not intend to participate in additional wells, you should say so clearly.

21.   Please clarify that the lease expansion program is the same program as the December 30, 2005 and March 1, 2006 agreements with Bayshore discussed on page 18.

22.   We note that there was no discussion of your involvement in the McDermand well in your initial filing. In addition, there is no discussion of your current obligations with Howard Exploration. Please expand the discussion to address these matters and explain when and how you became involved with Howard, and what sort of future relationship you anticipate having with that entity.

23.   Please file your agreement with Howard Exploration as an exhibit to the registration statement and discuss the material terms in the "Business" section.

Selling Securityholders – page 19

24.   Please refer to footnote 10. It is inappropriate to disclaim ownership of shares that have not been attributed to the named person in the table. Please revise the table to attribute to Mr. Freihart the 1,082,108 shares he is disclaiming.

25.   We note your disclosure that Empire Financial Group acted as a placement agent for your April 27, 2006 private placement and your response to prior comment 17. It does not appear that there is a reference to footnote (22) in the table itself. Also, in addition to stating that the shares wer purchased in the ordinary course of business, if accurate, the footnote must also state that the selling shareholder does not have any agreements to distribute the shares. If the selling shareholder is unable to make both of these statements, it should be identified as an underwriter.

Management -page 29

Rescinded Compensation to Robert Freiheit - page 31

26.   Please expand your disclosure to explain why it was determined that Mr. Freihert was required to repay the $67,122.

Executive Compensation – page 30

27.   Please update and revise the disclosure in this section to comply with the new Item 402 of Regulation S-B.

Certain Relationships and Related Transactions – page 33

28.   Please update and revise the disclosure in this section to conform to the requirements of the new Item 404 of Regulation S-B.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

29.   We note your response to comment 23 and your revised disclosures. Please explain to us
        your consideration of whether this was a correction of an error and how you determined
        that a restatement footnote and dual dated audit report were not required. Refer to
        paragraph 12 of the AICPA auditing standard AU 420.

Asset Retirement Obligation, page F-8

30.   We note that you have added a line item to the balance sheet for the asset retirement
        obligation. Given the fact that an asset retirement obligation should be recognized when
        an asset is first constructed or purchased, please tell us your consideration of whether this
        was a correction of an error. Please clarify in your disclosure the technique that was used
        to estimate the fair value of the liability. Also include the method that is used to measure
        changes in the liability due to the passage of time. Finally, in accordance with paragraph
        22 of SFAS 143, please provide a reconciliation of the beginning and ending aggregate
        carrying amount of asset retirement obligations for the period ended September 30, 2006.

Note 4 – Common Stock, page F-11

31.   We note your response to comment 24 and your revised disclosures. Please tell us your
        consideration of whether the revised market value for the 10,000,000 shares was the
        correction of an error.

Interim Financial Statements (Unaudited)

Condensed Statements of Cash Flows, page F-20

32.   Please explain to us why you have classified the receivable from officer/stockholder as
        an investing activity. Include any references to the specific paragraphs within the
        applicable authoritative accounting literature that supports this treatment.

Exhibit 23.01

33.   In your next amendment, please ensure that the consent references the appropriate amendment to the SB-2.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Vanessa Robertson at 202-551-3649 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                        Regards,

                                        Jeffrey P. Riedler
                                        Assistant Director

Cc: James R. Kruse, Esq.
        Kruse Landa Maycock & Ricks, LLC
        136 East South Temple – 21st Floor
        Salt Lake City, Utah 84111